UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1



                                   USCI, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
                         (Title of Class of Securities)

                                   90330N 101
                                 (CUSIP Number)


                                  July 7, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___      Rule 13d-1(b)

_X_      Rule 13d-1(c)

___      Rule 13d-1(d)


-----------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 90330N 101               SCHEDULE 13G                PAGE 2 OF 6 PAGES
--------------------                                           -----------------


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)
          Howard Zuckerman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [  ]
                                                            (b)  [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.


NUMBER OF SHARES              5.        SOLE VOTING POWER
BEFICIALLLY OWNED                            3,000,000
BY EACH REPORTING PERSON
WITH                          6.        SHARED VOTING POWER

                                               -0-

                              7.       SOLE DISPOSITIVE POWER
                                             3,000,000

                              8.       SHARED DISPOSITIVE POWER
                                               -0-


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,000,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     NOT APPLICABLE:                                              [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            Less than 5%

12.  TYPE OF REPORTING PERSON
            IN



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CUSIP NO. 90330N 101               SCHEDULE 13G                PAGE 3 OF 6 PAGES
--------------------                                           -----------------

                  This is Amendment No. 1 to a Schedule 13G that was filed on May 6, 1999 (the "Schedule 13G"). Capitalized terms not otherwise defined herein, shall have the meaning ascribed thereto in the Schedule 13G. Except as amended herewith, the information set forth in the Schedule 13G is in all respects confirmed.



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CUSIP NO. 90330N 101               SCHEDULE 13G                PAGE 4 OF 6 PAGES
--------------------                                           -----------------


Item 4     Ownership

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount beneficially owned.
                           3,000,000
                  (b)      Percent of class:
                           Less than 5%
                  (c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote. 3,000,000
                           (ii) Shared power to vote or to direct the vote.  N/A
                           (iii) Sole power to dispose or to direct the disposition of 3,000,000 (iv) Shared power to dispose or to direct the disposition of N/A


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CUSIP NO. 90330N 101               SCHEDULE 13G                PAGE 5 OF 6 PAGES
--------------------                                           -----------------

Item 10   Certification

          By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP NO. 90330N 101               SCHEDULE 13G                PAGE 6 OF 6 PAGES
--------------------                                           -----------------

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 28, 1999


/s/ Howard Zuckerman
-------------------------
Howard Zuckerman